 Yieldstreet
Prism Fund

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Build a fixed-income portfolio spread across multiple asset classes with a single investment.

Currently, the Fund has raised over $87.8 million and has holdings in 5+ asset classes: Art, Commercial, Consumer, Legal, Real Estate, Corporates and more. The Fund has already completed six quarterly distributions with its first limited liquidity event occurring in May 2021. The next distribution is expected to be paid on December 15, 2021.[1]

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Distribution rate
8%[1]

Fund termination date[2]
March 2024

Minimum investment
$500

No offers will be made to or accepted from investors residing in or located in NE or ND at this time.[6]
Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested.[1]

Highlights



Quarterly distributions

Distributions are to be made to investors quarterly, subject to the authorization of the Fund's Board of Directors. Cash distributions are automatically reinvested through our Dividend Reinvestment Program (DRIP); however, you may choose to opt-out of the DRIP at any time to receive the distributions in cash.



Transparent fee structure

Total annual fees of 1.5%. No load or redemption fees. Management fees and expenses are only charged on invested assets. No fees are charged for cash in the Fund that is not invested.

View fee breakdown



Option for limited liquidity

On a quarterly basis, the Fund offers to repurchase a limited number of shares from existing investors, subject to approval by the Fund's Board of Directors and to certain limitations outlined in the Fund's prospectus.[3] The first option for liquidity was conducted in May 2021.

Exclusively available through Yieldstreet

Yieldstreet strives to bring investors innovative and exclusive investing opportunities. Access to the Fund, which is focused on income generation, is available exclusively at Yieldstreet.

Asset allocation

The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation. To achieve these objectives, the Fund allocates its assets with a focus on income, seeking asset-backed and cash flow-backed opportunities across asset classes.

| Read Fund Strategy |


Asset allocation
As of 9/13/21

- Real Estate 34.3%
- Consumer 15.9%
- Legal Finance 5.7%
- Marine 4.8%
- Corporates 23.6%
- Commercial 7.7%
- Art 5.5%
- Cash 2.5%

Percentages are based on Total Investments. See Prospectus for more details.

A snapshot of the top holdings
As of 9/13/21

Holding	Asset class	Yield	Value	
#1	Consumer	13.00%	$5,000,000	›
#2	Commercial	9.75%	$4,857,000	›
#3	Art	8.25%	$4,570,000	›
#4	Real Estate	10.86%	$4,500,000	›
#5	Real Estate	8.75%	$4,000,000	›

Current and future holdings are subject to change and risk. Figures are based on the Fund's net assets and unaudited values.

Fund Prospectus

To familiarize yourself with the details of the Yieldstreet Prism Fund and the risks associated therewith, prior to investing, we strongly suggest that you carefully review the Prospectus in full, including the risk factors section.

Download Prospectus

How to invest

1 →

Set-up your account

Go to Yieldstreet's website and set-up your account. This helps to ensure a seamless investing process.

2 →

Submit your investment

Enter your desired allocation amount and submit your request.

3 →

Investment goes active

Once we receive your funds, your investment will go active in your Yieldstreet portfolio.

Invest at Yieldstreet

Join thousands of unique investors that have already invested in the Fund.

Invest

Resources

What is the Yieldstreet Prism Fund



Key documents

Fund Prospectus	
Yieldstreet Prism Fund FAQ	
Investment Strategy	

Additional documents

Distribution Notice 19(a)1 for June 12, 2020 Payment		Distribution Notice 19(a)1 for September 17, 2020 payment		Distribution Notice 19(a)1 for December 17, 2020 payment	
Distribution Notice 19(a)1 for March 2021		Distribution Notice 19(a)1 for June 2021		Distribution Notice 19(a)1 for September 2021	
Holdings as of December 31, 2020		Holdings as of April 30, 2021		Holdings as of August 3, 2021	
Form 8937 (amended)		Semi-Annual report as of June 30, 2020		Annual report as of December 31, 2020	
Semi-Annual report as of June 30, 2021					

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on August 12, 2021, to be paid on December 15, 2021, to stockholders of record as of December 8, 2021. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate its remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board of Directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of shares outstanding [read more]

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) [read more]

6 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

7 The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified" product.

8 As a result of the continued change in market conditions, and our current investment strategy, we do not intend to use any leverage for our portfolio Investments for the next twelve (12) months following August 6, 2020, as documented in the Prospectus.

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300 Park Ave, 15th Floor, New York, NY 10022   844-943-5378

investments@yieldstreetprismfund.com

Read full disclosure
˅

Holding #1



The investment is a $5M assignment in the subordinated portion of a $145M credit facility secured by consumer installment loans, title loans, and cash advances. The borrower is an SPV that is wholly-owned by an Ohio-based lender to specialty consumer finance companies that has been in business since 2005. The Fund is expected to receive weekly interest payments at a target annualized rate of 13%. The facility has a 24-month revolving period followed by a 12-month amortization period.

Asset class
Consumer

Value
$5,000,000

Yield
13.00%

% of Fund
6.34%

Close

Holding #2



The investment is a partially funded $5M term loan secured by a first lien on all the assets of a company leasing mainly luxury and exotic vehicles, with an expected maturity of 30 months. The facility bears interest at a 9.75% target annualized interest rate. The loan is expected to be used by the borrower to purchase additional vehicles.

Asset class
Commercial

Value
$4,857,000

Yield
9.75%

% of Fund
6.16%

Close

Holding #3



The investment, originated by Athena Art Finance Corp., an affiliate of Yieldstreet, is secured by a diversified pool of fifteen blue-chip artworks. The investment has a minimum coupon of 8.25% per annum over a term of 36 months. In October 2020, the Fund increased its original participation of $4.175M to $4.57M in order to finance the purchase of two new pieces of artwork collateral added to the pool.

Asset class
Art

Value
$4,570,000

Yield
8.25%

% of Fund
5.80%

Close

Holding #4



The investment is a $4.5 million participation in a $22.7 million first mortgage loan. The underlying loan is secured by 1490 residential lots and a first lien on all profits (equity cash flows) from two to-be-developed single family rental (SFR) communities. The loan has an initial term of 24 months with one 12-month extension option. The Fund is expected to receive interest payments at a minimum annualized rate of 10.86%.

Asset class
Real Estate

Value
$4,500,000

Yield
10.86%

% of Fund
5.70%

Close

Holding #5



The investment is for $4.0 million of a $6.2 million loan secured by an occupied single-tenant industrial property in Kings Mountain, NC. The property is occupied with a lease in place until 2030. The credit tenant is an A3 rated multinational equipment manufacturer and provided a corporate guaranty to the lease. The loan has an initial term of 12 months with one 6-month extension option. The Fund is expected to receive interest payments at a minimum annualized rate of 8.75%.

Asset class
Real Estate

Value
$4,000,000

Yield
8.75%

% of Fund
5.08%

Close

Prism Fund Video

TRANSCRIPT

Yieldstreet was founded on the premise of narrowing the income gap, and the Yieldstreet Prism Fund seeks to solve for this gap as an easily accessible investment option designed to provide what people often need most… Income.

With yields at some of their lowest levels on record, investing outside of bonds and into the private credit market has become increasingly important.

With one investment, the Fund provides access to over 5 alternative asset classes including art, legal and real estate among others *(examples of asset class holdings)*.

Traditionally, such access was reserved for only the top 1% and institutional investors, but now is available to all investors, regardless of your income or net worth with accessible investment minimums *(use graphic investment mins of $500 here)*.

The Fund expects to make quarterly distributions at attractive rates relative to traditional fixed income investments *(show 8% distribution rate on screen)*, and is managed by a team of experienced alternative investment professionals (headshots of Yieldstreet investments team).

You can reinvest the Fund's distributions to help ensure every last cent is working hard for you or you can take the distributions as cash to supplement your cash flow.

The Fund seeks to provide quarterly liquidity so investors can access their principal over the life of the investment.

Adding the Prism Fund to your portfolio may help to boost your portfolio's overall risk adjusted yield. *(asset holdings graphics as of 8/3/21).*

Thousands of investors are already on their way to realizing their next level with the Prism Fund. Join the Yieldstreet community and invest in the Fund today.

On screen:
Exclusively available at YieldstreetPrismFund.com

End of video disclaimer:
This video has been prepared solely for discussion purposes and is being furnished by Yieldstreet to you ("Recipient"). Acceptance of this video constitutes an agreement by Recipient to be bound by the terms of this notice.

The distribution of this video, or the making of any other statement (oral or otherwise) at any time in connection herewith, does not oblige Yieldstreet to enter into any relationship or

translation with Recipient, nor does it constitute or form part of, and should not be construed as, any offer for sale or subscription of, or any invitation to offer to buy or subscribe for, or recommendation to acquire or dispose of, any securities or instruments o to enter in to any transaction.

The parties recognize that neither party shall have any liability or obligation to the other as a result of this video

This video has been prepared by Yieldstreet using source believed by it to be reliable and accurate, but Yieldstreet makes no express or implied representations as to any matter or to the accuracy or completeness of any statements made herein or made at any time orally or otherwise in connection herewith and all liability (in negligence or otherwise) in respect of any such matters or statements is expressly excluded, except only in the case of fraud or willful default Actual events are difficult to predict and may differ from those assumed .Any assumptions, projections, or other estimates of returns or performance set forth in this video should not be construed to be indicative of any actual final transaction or any returns or performance. Any forecasts continued herein are for illustrative purposes only. They are not to be relied upon as advice or interpreted as a recommendation. Past performance is not indicative of future results.

The views and opinions expressed by the individuals presenting herein are their own and do not necessarily reflect the views and opinions of Yieldstreet, its affiliates, or its personnel. Any such views and opinions are subject to change without notice due to changing: market and/or economic conditions,; regulatory, legal and/or tax requirements; and/or global health-related considerations.